SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies differences in payment of government participations

(Rio de Janeiro, June 22, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, wishes to clarify a news item published on June 21 2005 referring to the National Petroleum Agency’s (ANP) inspection of government participations due from the Company.

The ANP issued a payment demand to Petrobras for differences in government participations payable totaling R$ 425 million for the period 2002 to 2004. Petrobras has already settled the amount in full, booking the payments in accordance to the appropriate fiscal year. Up to the present time, the Company has not been notified as to any further such payment that might impact its future results.

The larger part of these payables relate to differences of interpretation and application of the legislation governing the oil industry (Article 7 of Decree 2,705/98), more specifically as to the modus operandi for calculating the average selling price of exported domestic oil. However, to date such differences have been settled on a consensual basis avoiding the need for any type of civil lawsuit in relation to payment.

We would further point out that Petrobras has never deducted unrealized investments from the calculation base for special participations. Investments are deducted from the Special Participation calculation only following their effective realization and under no circumstances while they remain in programs submitted for ANP approval.

The measurement of the volume of oil production for the purposes of calculating and payment of the special participation and royalties adheres to the rigid standards of control, established by the ANP itself and informed by Petrobras on a monthly basis in specific measurement bulletins. It therefore follows that there is no way in which differences can arise between the volume of oil produced and the values informed for the purposes of payment of government participations.

Between 2002 and the first quarter of 2005, Petrobras paid out R$ 28.3 billion in royalties and special participation levies. The differences identified by the ANP account for a little over 1% of this amount and have been duly paid.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.